Exhibit 2.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

GasLog Partners LP has three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Series A, B and C preference units (together, the “Preference Units”).

The following summarizes the material terms of the Preference Units of GasLog Partners LP (the “Partnership”) as set forth in the Eighth Amended and Restated Partnership Agreement (the “Partnership Agreement”). While we believe that the following description covers the material terms of such securities, such summary may not contain all of the information that may be important to you and is subject to, and qualified in its entirety by, reference to the Partnership Agreement, which is filed as an exhibit to the 20-F of which this Exhibit 2.3 is a part. As used herein, unless otherwise expressly stated or the context otherwise requires, the terms “Partnership”, “we”, “our” and “us” refer to GasLog Partners LP.

General

The Partnership is organized under the laws of the Republic of the Marshall Islands. The Partnership affairs are governed by the Partnership Agreement and the Marshall Islands Act.

Authorized Units

Under the Partnership Agreement, the Partnership may issue additional Partnership interests and options, rights, warrants and appreciation rights relating to the Partnership interests for any Partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as the board of directors shall determine, all without the approval of any partners (subject to any approvals required by the terms of existing Preference Units). The Partnership may issue an unlimited number of Partnership interests (or any options, rights, warrants and appreciation rights relating to the Partnership interests), provided that (1) no fractional units are issued by the Partnership and (2) without the approval of the general partner, the Partnership shall not issue any equity where such issuance (as determined by the board of directors) (a) is not reasonably expected to be accretive to equity within 12 months of issuance or (b) would otherwise have a material adverse impact on the general partner or the general partner interest.

Preference Units

Voting Rights

Holders of the Preference Units generally have no voting rights. However, if and whenever distributions payable on a series of Preference Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of such series of Preference Units (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on the board of directors, and the size of the board of directors will be increased as needed to accommodate such change (unless the size of the board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Preference Units voted as a class for the election of such director). The right of such holders of Preference Units to elect a member of our board of directors will continue until such time as all accumulated and unpaid distributions on the applicable series of Preference Units have been paid in full.

Distributions

Holders of Preference Units are entitled to receive, when, as and if declared by the Partnership’s board of directors out of legally available assets for such purpose, cumulative distributions. No distribution may be declared or paid or set apart for payment on any of our common units (the “Common Units”) or general partner units unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Preference Units through the most recent distribution payment date. Holders of Preference Units will not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions.

The Series A Preference Units are senior to all classes of our Common Units and general partner units. From and including May 15, 2017 to, but excluding, June 15, 2027, the distribution rate for the Series A Preference Units will be 8.625% per annum per $25.00 of liquidation preference per unit. From and including June 15, 2027, the distribution rate for the Series A Preference Units will be a floating rate equal to the three-month LIBOR plus a spread of 6.31% per annum per $25.00 of liquidation preference per unit. If the three-month LIBOR is determined not to be available in accordance with the terms of the Series A Preference Units, then the distribution rate is expected to be equal to the distribution rate for the preceding interest rate period, which would be the current rate of 8.625% per annum per $25.00 of liquidation preference per unit. Distributions on Series A Preference Units are payable on the 15th of March, June, September and December of each year.

The Series B Preference Units are senior to all classes of our Common Units and general partner units. From and including January 17, 2018 to, but excluding, March 15, 2023, the distribution rate for the Series B Preference Units was 8.200% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2023, the distribution rate for the Series B Preference Units was a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. Effective September 15, 2023, in accordance with the terms of the Series B Preference Units, the calculation agent determined the three month LIBOR to be discontinued and chose the Term Secured Overnight Financing Rate (“SOFR”) for a three month tenor published by the Chicago Mercantile Exchange (“CME”) plus a credit spread adjustment of 0.26161% (“Credit Adjusted Term SOFR”) as the successor base rate. Following the calculation agent’s determination, from and including the September 15, 2023, the distribution rate of the Series B Preference Units is equal to the Credit Adjusted Term SOFR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. Distributions on Series B Preference Units are payable on the 15th of March, June, September and December of each year.

The Series C Preference Units are senior to all classes of our Common Units and general partner units. From and including November 15, 2018 to, but excluding, March 15, 2024, the distribution rate for the Series C Preference Units will be 8.500% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2024, the distribution rate for the Series C Preference Units is a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. However, if the calculation agent determines on the business day preceding March 15, 2024 that the three-month LIBOR has been discontinued, then the calculation agent shall choose a successor base rate that is most comparable to the LIBOR base rate, after consultation with the Partnership; provided that if there is an industry-accepted successor base rate, then the calculation agent shall choose such rate. Distributions on Series C Preference Units are payable on the 15th of March, June, September and December of each year.

Liquidation Rights

In the event of liquidation, the Preference Units rank senior to any Common Units, pari passu with each other and junior to the claims of any creditors. The Preference Unitholders will receive in cash a liquidating distribution or payment in full redemption of such Preference Units in an amount equal to their liquidation preference plus accumulated and unpaid distributions to the date of liquidation. Preference Unitholders shall not be entitled to any other amounts from the Partnership, in their capacity as Unitholders, after they have received the liquidation preference.

Redemption

The Partnership may, at its option, redeem all or, from time to time, part of the Series A Preference Units on or after June 15, 2027, the Series B Preference Units on or after March 15, 2023 or the Series C Preference Units on or after March 15, 2024. If the Partnership redeems the Series A, Series B or Series C Preference Units, the Preference Unitholders will be entitled to receive a redemption price equal to $25.00 per unit plus accumulated and unpaid distributions to the date of redemption.

Partnership Agreement

Board of Directors

The Partnership’s Partnership Agreement provides for a board of directors consisting of not less than three nor more than five individuals appointed by the general partner. The appointed directors may be removed at any time, with or without cause, only by the general partner. Each appointed director shall hold office until his or her successor is duly appointed by the general partner and qualified or until his or her earlier death, resignation or removal. If any appointed director is removed, resigns or is otherwise unable to serve as a member of the board of directors, the general partner shall, in its individual capacity, appoint an individual to fill the vacancy.